Exhibit 99.(a)(14)

OPLINK COMMUNICATIONS, INC.

Notice of Suspension and Termination of

Employee Stock Purchase Plan (UPDATED)

December 11, 2014

On November 18, 2014, Oplink Communications, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Koch Industries, Inc. (“Parent”) and Koch Optics, Inc. (“Purchaser”), which, if completed, will result in the Company becoming an indirect wholly-owned subsidiary of Parent (the “Merger”). Pursuant to the terms of the Merger Agreement, Purchaser commenced a cash tender offer on November 24, 2014 (the “Offer”), to purchase all of the Company’s issued and outstanding common stock for $24.25 per share. The anticipated closing date of the Merger is Tuesday, December 23, 2014.

We previously sent you a “Notice of Suspension and Termination of Employee Stock Purchase Plan” dated December 5, 2014 (the “Prior Notice”). Please read this updated notice carefully, as it contains an important update relating to your current participation in the Oplink Communications, Inc. Amended and Restated 2000 Employee Stock Purchase Plan (the “ESPP”).

As discussed in the Prior Notice, you will have one last opportunity to purchase shares of common stock of the Company under the ESPP before it is suspended. The current offering under the ESPP will end on a new purchase date (the “New Purchase Date”), which, for administrative purposes, will now be December 17, 2014 (and NOT the business day immediately preceding the actual closing date of the Merger as described in the Prior Notice).  On the New Purchase Date, your accumulated payroll deductions will automatically be applied to purchase shares of common stock of the Company (the “Final Purchase”), unless you have withdrawn from participation in the ESPP before the Final Purchase.

Again, the Final Purchase will now occur on December 17, 2014. Other than the change to the New Purchase Date, the information contained in the Prior Notice has not changed.

Please submit any questions you have regarding this notice to Trina Long.

Additional Information and Where to Find It

This communication is provided for informational purposes only. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the Offer to Purchase, the Letter of Transmittal and other documents relating to the Offer) that Parent and Purchaser, a wholly-owned subsidiary of Parent, filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2014. In addition, Oplink filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer on November 24, 2014. You are advised to read these documents, any amendments to these documents and any other documents relating to the Offer that are filed with the SEC carefully and in their entirety because they contain important information, including the terms and conditions of the Offer. Such documents have been made available to Oplink’s shareholders at no expense to them at www.oplink.com. In addition, you may obtain copies of these documents (and all other Offer documents filed with the SEC) at no charge on the SEC’s Web site: www.sec.gov.